Ironstone Properties Inc.
                                          909 Montgomery Street
                                                Fourth Floor
                                          San Francisco, CA 94133


September 14, 2023


Securities and Exchange Commission
Washington, D.C. 20549

Re: Letter dated September 14, 2023
    File No. 000-12346

To whom it may concern.

Ironstone Properties, Inc. is in receipt of an SEC notice, originally filed May 17, 2023 and received via e-mail September 14, 2023 regarding the Company not having a PCAOB audit for the year ended December
31, 2022 and late on quarterly filings during the year 2023.

Since January 2023, Ironstone Properties, Inc. has had no liquidity (cash) although it does hold illiquid assets. Due to the absence of cash, the Company has been unable to secure a PCAOB audit. It is the
Company's intent upon securing liquidity, either from raising additional capital or one of the illiquid holdings producing a liquidity event, to secure an independent PCAOB audit.

Regarding the 2023 quarterly filings, the Company intends upon bringing the required filings up to current status when liquidity (cash) is secured. My time allocation to the Company has been minimal during 2023, largely because of the Company's current inability to provide cash to cover operations and compensation.




   gene Yat
Chief Financial Officer
Ironstone Properties, Inc.